Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Arcturus Therapeutics Holdings, Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights and units and to the incorporation by reference therein of our report dated March 14, 2024 (except Note 12, as to which the date is March 6, 2025), with respect to the consolidated financial statements of Arcturus Therapeutics Holdings, Inc. and its Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

December 30, 2025